As filed with the Securities and Exchange Commission on September 30, 1998
                                                 Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                                ----------------

                              Protection One, Inc.
             (Exact name of registrant as specified in its charter)
            Delaware                                        92-1063818
  (State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)
                      Protection One Alarm Monitoring, Inc.
             (Exact name of registrant as specified in its charter)
            Delaware                                        93-1064579
  (State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)
                              6011 BRISTOL PARKWAY
                          CULVER CITY, CALIFORNIA 90230
                                 (310) 342-6300
          (Address, including zip code, and telephone number, including area code, of principal executive offices)
                                ----------------

                             JAMES M. MACKENZIE, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PROTECTION ONE, INC.
                              6011 BRISTOL PARKWAY
                             CULVER CITY, CALIFORNIA
                                 (310) 342-6300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securi-ties Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securi-ties Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                          CALCULATION OF REGISTRATION FEE
=============================================================================================================================
   Title of each class of      Amount to be          Proposed maximum          Proposed maximum      Amount of registration
 securities to be registered    registered        offering price per unit         aggregate                fee  (1) (2)
                                                           (1)               offering price (1)
-----------------------------------------------------------------------------------------------------------------------------
     Senior Subordinated        $13,001,000            115-1/4%                 $14,983,652.5              $4,420
       Discount Notes
         Guarantees
                                $13,001,000             N/A                      N/A                       None

=============================================================================================================================

(1) Pursuant to Rule 457(c) the registration fee was based on the average of the bid and asked price as of September 29, 1998.

(2) Pursuant to Rule 457 (n) under the Securities Act, no separate fee is payable for the Guarantees.



THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1998

                                  $ 13,001,000
                      PROTECTION ONE ALARM MONITORING, INC.
               13 5/8% SENIOR SUBORDINATED DISCOUNT NOTES DUE 2005
                             -----------------------

The 13-5/8% Senior Subordinated Discount Notes due 2005 offered hereby (the "Offered Notes") consist of $13,001,000 aggregate principal amount of $107,900,000 outstanding 13-5/8% Senior Subordinated Discount Notes due 2005 (the "Notes") of Protection One Alarm Monitoring, Inc. (the "Company"), a Delaware corporation. The Offered Notes are being sold by Western Resources, Inc. (the "Selling Noteholder"), who will receive all of the proceeds from the sale thereof. Protection One, Inc. (the "Parent Company"), the Company's direct parent and a guarantor of the Notes, is an 82.4% owned subsidiary of the Selling Noteholder. The Notes are not obligations of and are not guaranteed by the Selling Noteholder. See "Description of the Notes."

As of June 30, 1998, the aggregate principal amount of Notes outstanding was $107,900,000. The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after June 30, 2000, initially at 106.813% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount, plus accrued interest on or after June 30, 2003.

The Notes are unsecured senior subordinated indebtedness of the Company, ranking junior in right of payment to the Company's senior indebtedness. The Indenture governing the Notes prohibits the incurrence of subordinated indebtedness ranking senior to the Notes. Additionally, the Indenture provides that, unless the subordination provisions with respect to the Notes are eliminated, the Company will not incur any unsecured indebtedness that is senior to the Notes at the same time that any secured debt of the Company is outstanding. The Notes are unconditionally guaranteed on a senior subordinated basis by Protection One, Inc. and by certain subsidiaries of the Company. At June 30, 1998, the Company had total consolidated indebtedness of $540.8 million, of which $256.2 million was senior indebtedness, and had availability of approximately $36.6 million under its revolving credit facility (all of which would be senior indebtedness). After giving effect to an offering of $250.0 million of 7-3/8% senior notes due 2005 (the "Senior Notes"), completed in August 1998, as well as an increase in commitment under its revolving credit facility, at June 30, 1998, the Company would have had total consolidated indebtedness, senior indebtedness and availability under its revolving credit facility of approximately $544.0 million, $259.3 million and $463.5 million respectively. Holders of the senior indebtedness are entitled to payment prior to holders of the Notes.

All expenses of registration incurred in connection herewith and all selling and other expenses incurred by the Selling Noteholder will be borne by the Selling Noteholder.

The Notes will be sold from time to time in negotiated transactions or otherwise. The Notes may be sold at or above par or at a discount and are not listed on any exchange, and there can be no assurance that the Notes will be sold or that there will be a secondary market for the Notes. The Selling Noteholder reserves the right to withdraw, cancel or modify the offer or solicitation of offers made hereby without notice. The Selling Noteholder may reject any offer in whole or in part. The Selling Noteholder and any brokers, dealers or agents that participate in the distribution of the Notes may be deemed to be underwriters, and any profit on the sale of the Notes by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

 For a discussion of certain factors that should be considered in evaluating an investment in the Securities, see "Risk Factors" beginning on page 2.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------


                  The date of this Prospectus is          , 1998.

                              AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") on Form S-2 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder covering the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the Rules and Regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company, reference is made to the Registration Statement.

The Company and the Parent Company are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith, file reports and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports and other information filed with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. Copies of such material may also be obtained from the Public Reference Section of the Commission in its Washington, D.C. office at prescribed rates. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company hereby incorporates in this Prospectus by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Annual Report") and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, (the "Form 10-Q").

Any statements contained in the Annual Report or Form 10-Q shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

This Prospectus is accompanied by a copy of the Company's Annual Report and Form 10-Q together with documents incorporated by reference therein.

                                   THE COMPANY

The Company is a leading provider of security alarm monitoring and related services in the United States, with approximately 1.3 million subscribers as of July 1998. The Company has grown rapidly by participating in both the expansion and the consolidation of the security alarm monitoring industry.

The Company's revenues consist primarily of recurring payments for monitoring and related services. The Company monitors digital signals communicated by security systems installed at subscribers' premises. Security systems are designed to detect burglaries, fires and other events. Through a network of approximately 65 service branches, the Company provides repair of security systems and, in select markets, armed response to verify that an actual emergency has occurred.

The Company's principal executive offices are located at 6011 Bristol Parkway, Culver City, California 90230, telephone (310) 342-6300.

                                  RISK FACTORS

Prospective purchasers of the Notes should carefully consider the following matters, as well as the other information contained in this Prospectus and incorporated by reference herein, before making an investment in the Notes.

Leverage

The Company has substantial indebtedness. As of June 30, 1998, on a pro forma basis after giving effect the Senior Notes offering (and the use of the proceeds therefrom), as though all such events had occurred at such date, the Company would have had approximately $544.0 million of indebtedness outstanding, and there would have been approximately $283.5 million available for future borrowings under the senior credit facility. Subsequent to June 30, 1998, the commitment under the senior credit facility was increased from $292.8 million to $472.8 million in connection with the CET acquisition. For the six months ended June 30, 1998 and the year ended December 31, 1997, earnings were insufficient to cover fixed charges by $2.1 million and $82.3 million, respectively. The Company may incur additional indebtedness in the future, subject to certain limitations contained and to be contained in the various indentures and credit agreements governing the Company's outstanding indebtedness, and expects to do so in order to fund future additions of subscriber accounts through purchases in connection with the dealer program and future acquisitions of subscriber account portfolios as part of its business strategy. To the extent the Company will need to rely on funds under the senior credit facility beyond its current maturity of March 30, 1999, the Company believes that it will be able to obtain further extensions of the maturity date of such senior credit facility from time to time, or will be able to refinance the senior credit facility prior to its present maturity date, although there can be no assurance that the Company will be able to do so. A portion of the consolidated debt of the Company bears interest at floating rates; therefore, the financial results of the Company are and will continue to be affected by changes in prevailing interest rates. As of July 31, 1998, the Company had approximately $304.7 million of debt outstanding bearing interest at floating interest rates.

The Company's degree of leverage may have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, the dealer program, acquisitions of portfolios of subscriber accounts, capital expenditures, general corporate purposes or other purposes may be impaired; (ii) the Company may be more vulnerable to a downturn in the Company's business or the economy generally; and (iii) the Company's ability to compete against other less leveraged companies may be adversely affected.

Impact of Acquisition Strategy on Operations

A principal element of the Company's business strategy is to grow rapidly be acquiring portfolios of alarm monitoring accounts. During the 1992-1997 period, acquisitions were the primary source of the Company's growth; however, the dealer program has become an increasingly important component of the Company's growth. Since November 1997, Protection One has completed 20 transactions, thereby adding approximately 1.0 million subscribers. The Combination and subsequent acquisitions have placed and will continue to place substantial demands on the Company's management, operational resources and financial and internal control systems. The Company's future operating results will depend in part on the Company's ability to continue to implement and improve the Company's operating and financial controls and to expand, train and manage the Company's employee base. Significant changes in quarterly revenues and costs may result from the Company's execution of its business strategy, resulting in fluctuating financial results. Additionally, management of growth may limit the time available to the Company's management to attend to other operational, financial and strategic issues. Moreover, due to the continuing consolidation of the security alarm monitoring industry and the acquisition by the Company and other alarm companies of a number of large portfolios of subscriber accounts, there may in the future be fewer large portfolios of subscriber accounts available for acquisition. The Company faces competition for the acquisition of portfolios of subscriber accounts, and may be required to offer higher prices for subscriber accounts it acquires in the future than the Company has in the past. There can be no assurance that the Company will be able to find acceptable acquisition candidates or, if such candidates are identified, that acquisitions can be consummated on terms acceptable to the Company.

Acquisitions of portfolios of subscriber accounts involve a number of risks, including the possibility of unanticipated problems not discovered prior to the acquisition, higher than expected account attrition and the diversion of management's attention from other business activities in order to focus on the integration of accounts. For acquisitions that are structured as stock purchases of other companies, the Company may assume unexpected liabilities and must dispose of unnecessary or undesirable assets of the acquired companies. Because the Company's primary consideration in acquiring a portfolio of subscriber accounts is the amount of cash flow that can be derived from the MRR associated with the purchased accounts, the price paid by the Company is customarily directly tied to such MRR. The price paid varies based on the number and quality of accounts being purchased from the seller, the historical activity of such accounts and other factors. The seller typically does not have audited historical financial information with respect to the acquired accounts. In making acquisition decisions, the Company generally has relied on management's knowledge of the industry, due diligence procedures and representations and warranties of the sellers. There can be no assurance that such representations and warranties are true and complete or, if such representations and warranties arc inaccurate, that the Company will be able to uncover such inaccuracies in the course of its due diligence or recover damages from the seller in an amount sufficient to fully compensate the Company for any resulting losses. The Company expects that future acquisitions will present at least the same risks to the Company as its prior acquisitions.

An important aspect of the Company's acquisition program is the integration of subscriber accounts into the Company's operations after purchase. Depending on the size, frequency and location of acquisitions, the integration of subscribers may adversely affect the provision of field repair services to existing subscribers, which may cause subscriber attrition to increase. In addition, if the Company's corporate or branch operations fail to integrate a substantial portion of or do not adequately service acquired subscriber accounts, the Company may experience higher attrition in the future.

Attrition of Subscriber Accounts

The Company experiences attrition of subscriber accounts as a result of, among other factors, relocation of subscribers, adverse financial and economic conditions, and competition from other alarm service companies. In addition, the Company experiences attrition of newly acquired accounts to the extent the Company does not integrate such accounts or does not adequately service those accounts. An increase in attrition rates could have a material adverse effect on the Company's revenues and earnings.

When acquiring accounts, the Company seeks to withhold a portion of the purchase piece as a partial reserve against excess subscriber attrition. If the actual attrition rate for the accounts acquired is greater than the rate assumed by the Company at the time of the acquisition, and the Company is unable to recoup its damages from the portion of the purchase price held back from the seller, such attrition could have a material adverse effect on the Company's business, financial condition, results of operations, prospects or ability to service their debt obligations, including the Notes. There can be no assurance that the Company will be able to obtain purchase price holdbacks in future acquisitions, particularly acquisitions of large portfolios. The Company has no assurance that actual account attrition for acquired accounts will not be greater than the attrition rate assumed or historically incurred by the Company. In addition, because some acquired accounts are prepaid on an annual, semiannual or quarterly basis, attrition may not become evident for some time after an acquisition is consummated.

As of June 30, 1998, the cost of intangible assets, net of previously accumulated amortization, was $1.9 billion, which constituted approximately 90.1% of the book value of the Company's total assets. The Company's purchased subscriber accounts are amortized on a straight-line basis over the estimated life of the related revenues (generally ten years) and goodwill is amortized over a 40 year life. The effects of gross subscriber attrition has historically been offset by adding new accounts from subscribers who move into premises previously occupied by prior subscribers and in which security alarm systems are installed, conversions of accounts that were previously monitored by other alarm companies to the Company's monitoring services and accounts for which the Company obtains a guarantee from the seller that provides for the Company to "put" back to the seller canceled accounts. The resulting figure is used as a guideline to determine the estimated life of subscriber revenues. It is the Company's policy to review periodically actual account attrition and, when necessary, adjust the remaining estimated lives of the Company's purchased accounts to reflect assumed future attrition. There could be a material adverse effect on the Company's business, financial condition, results of operations. prospects or ability to service their debt obligations, including the Notes if actual account attrition significantly exceeds assumed attrition and the Company has to shorten the period over which it amortizes the cost of purchased subscriber accounts.

History of Losses

The Company incurred a net loss of $49.3 million in 1997 and a net loss of $0.7 million in 1996, and Westinghouse Security (a predecessor of the Company for accounting purposes) reported net losses of $4.9 million, $5.9 million, $1.8 million and $9.2 million in fiscal 1996, 1995, 1994 and 1993, respectively. These losses reflect, among other factors, substantial charges incurred by the Company and Westinghouse Security for amortization of purchased subscriber accounts, interest incurred on indebtedness and nonrecurring charges. Such charges, with the exception of the nonrecurring charges, will increase as the Company continues to purchase subscriber accounts, if the Company's indebtedness increases, or if interest rates increase. The Company's earnings have been insufficient to cover its fixed charges since the Company was formed, and there can be no assurance that the Company will attain profitable operations on an annual basis or at all.

Control by Western Resources

Western Resources, through Westar Capital, currently owns 82.4% of the outstanding Common Stock of the Company. As long as Westar Capital continues to beneficially own in excess of 50% of the shares of Common Stock outstanding, Westar Capital will be able to direct the election of all directors of the Company and exercise a controlling influence over its business and affairs, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets and the incurrence of indebtedness by the Company.

Need for Additional Capital

The Company's purchases of subscriber accounts through the dealer program and acquisitions of portfolios of subscriber accounts have generated cash needs that exceed the Company's net cash provided by operating activities. The Company intends to continue to pursue subscriber account growth through the dealer program and acquisitions. As a result, the Company will be required to seek additional funding from additional borrowings under the senior credit facility or a successor credit facility and the sale of additional securities in the future, which may lead to higher leverage. Any inability of the Company to obtain funding through external financing is likely to adversely affect the Company's ability to increase its subscribers, revenues and cash flows from operations. There can be no assurance that external funding will be available to the Company on terms considered favorable by the Company or at all.

Risks Related to the Dealer Program

During 1995-1997, the Company's dealer program became an increasingly important source of growth for the Company. The Company expects that this emphasis will continue. Several of the Company's competitors also have or are initiating dealer programs, and there can be no assurance that the Company will be able to retain or expand its current dealer base or that competitive offers to the Company's dealers will not require the Company to pay higher prices to the Company's dealers for subscriber accounts than previously paid.

Possible Adverse Effect of "False Alarm" Ordinances

According to the Company's experience and industry data, substantially all alarm activations that result in the dispatch of police or fire department personnel are not emergencies, and thus are "false alarms." Significant concern has arisen in certain municipalities about this high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of Consumers to purchase or maintain alarm monitoring services.

A number of local governmental authorities have considered or adopted various measures aimed at reducing the number of false alarms. Such measures include (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms, (iii) imposing fines on alarm subscribers for false alarms, (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms, and (v) requiring further verification of an alarm signal before the police will respond. Enactment of such measures could adversely affect the Company's future business and operations.

Possible Adverse Effect of Future Government Regulations; Risks of Litigation

The Company's operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, the Company is required to obtain licenses or permits to comply with standards governing employee selection and training, and to meet certain standards in the conduct of the Company's business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have a material adverse effect on the Company's business, financial condition, results of operations, prospects or ability to service their debt obligations, including the Notes.

The Company's advertising and sales practices are regulated by both the Federal Trade Commission and state consumer protection laws. Such regulations include restrictions on the manner in which the Company promotes the sale of security alarm systems and the obligation of the Company to provide purchasers of alarm systems with certain rescission rights. While the Company believes that it has complied with these regulations in all material respects, there can be no assurance that none of than regulations was violated in connection with the solicitation of the Company's existing subscriber accounts, particularly with respect to accounts acquired from third parties or that no such violation will occur in the future.

Liability from Operations

The nature of the services provided by the Company potentially exposes it to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Most of the Company's alarm monitoring agreements and other agreements pursuant to which the Company sells its products and services contain provisions limiting liability to subscribers in an attempt to reduce this risk. However, in the event of litigation with respect to such matters, there can be no assurance that these limitations will be enforced, and the costs of such litigation could have a material adverse effect on the Company.

The Company's alarm response and patrol services require Company personnel to respond to emergencies that may entail risk of harm to such employees and to others. In most cities in which the Company provides such services, the Company's patrol officers carry firearms, which may increase such risk. Although the Company screens and trains its employees, the provision of alarm response service subjects the Company to greater risks related to accidents or employee behavior than other types of businesses. Reduction of police participation in the handling of emergencies could expose the Company's patrol officers to greater hazards and further increase the Company's risk of liability.

The Company carries insurance of various types, including general liability and errors and omissions insurance. The loss experience of the Company and other security service companies may affect the availability and cost of such insurance. Certain of the Company's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.

Impact of Accounting Differences for Account Purchase and New Installations

A difference between the accounting treatment of the purchase of subscriber accounts (including both purchases of subscriber account portfolios and purchases under ongoing agreements with independent alarm dealers) and the accounting treatment of the generation of subscriber accounts through direct sales by the Company's sales force has a significant impact on the Company's results of operations. All direct external costs associated with purchases of subscriber accounts are capitalized and amortized over 10 years on a straight-line basis. Also included in capitalized costs are certain acquisition transition costs that reflect the Company's estimate of costs associated with incorporating the purchased subscriber accounts into the Company's operations. Such costs include costs incurred by the Company in fulfilling the seller's pre-acquisition obligations to the acquired subscribers such as providing warranty repair services. In contrast, the Company's costs related to the sales and marketing of new alarm monitoring systems generated by the Company's sales force, as well as indirect overhead incurred in support of such activities are expensed in the period in which such activities occur. The Company's sales, marketing and indirect overhead expenses for new systems generally exceed installation revenues, The Company has recently converted the internal sales force of WestSec and Westar into independent dealers participating in the dealer program.

There can be no assurance that the Company will not increase its emphasis on the marketing and sales of new alarm system installations in the future, however, particularly in connection with a joint venture or other strategic alliance. Any such increase could have a material adverse effect on reported results.

Competition

The security alarm industry is highly competitive and highly fragmented. The Company competes with major firms with substantial financial resources, including ADT Operations Inc., a subsidiary of Tyco International, Inc.; the security subsidiaries of the Ameritech Corporation; and Brinks Rome Security Inc., a subsidiary of The Pittston Services Group. Other alarm service companies have adopted a strategy similar to the Company's that entails the aggressive purchase of alarm monitoring accounts both through acquisitions of account portfolios and through dealer programs. Some competitors have greater financial resources than the Company, or may be willing to offer higher prices than the Company is prepared to offer, to purchase subscriber accounts. The effect of such competition may be to reduce the purchase opportunities available to the Company, thus reducing the Company's rate of growth, or to increase the price paid by the Company for subscriber accounts, which could have a material adverse effect on the Company's return on investment in such accounts and the Company's results of operations.

Impact of Declines in New Construction of Multi-Family Dwellings

Demand for alarm monitoring services in the multi-family alarm monitoring market is tied to the construction of new multi-family structures. The Company believes that developers of multi-family dwellings view the provision of alarm monitoring services as an added feature that can be used in marketing newly developed condominiums, apartments and other multi-family structures. Accordingly, the Company anticipates that the growth in the multi-family alarm monitoring market will continue so long as there is a demand for new multi-family dwellings. However, the real estate market in general is cyclical and, in the event of a decline in the market for new multifamily dwellings, it is likely that demand for the Company's alarm monitoring services to multi-family dwellings would also decline, which could negatively impact the Company's results of operations.

Impact of Year 2000 Issue

An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of the past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company is reviewing its computer and signal processing to identify and correct any components that could be affected by the change of the date to January 1, 2000 (the "Year 2000 Issue"). The Company will continue its review until January 1, 2000, particularly with respect to acquisition of security businesses that include additional computer systems and equipment. In addition, changes in the state of compliance or preparedness within companies that provide services or equipment to the Company will require the Company to continue its evaluation. Based on its on-going review, management believes the Year 2000 Issue does not pose material operational problems and estimates the costs associated with the assessment of risk and the execution of corrective action to be approximately $4.0 million.

Fraudulent Conveyance

Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or the Parent Company, at the time it incurred the indebtedness evidenced by the Notes or the guarantees, (i) (a) was or is insolvent or rendered insolvent by reason of such occurrence of (b) was or is engaged in a business or transaction for which the assets remaining with the Company or the Parent Company constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or the Parent Company received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, then the Notes and the guarantees could be voided, or claims in respect of the Notes or the guarantees could be subordinated to all other debts of the Company or the Parent Company, as the case may be. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by the Parent Company pursuant to the guarantees could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or the Parent Company, as the case may be.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or the Parent Company would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or
(ii) it could not pay its debts as they become due. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with the Company's or the Parent Company' conclusions in this regard.

                       RATIO OF EARNINGS TO FIXED CHARGES

In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense and the component of rental expense believed by management to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges by approximately $82.3 million and $1.0 million for the Company during the years ended December 31, 1997 and 1996 respectively. For the Company's predecessor, earnings were insufficient to cover fixed charges by approximately $7.8 million for the 53 weeks ended December 30, 1996, $9.6 million for the 52 weeks ended December 20, 1995, $2.8 million for the 52 weeks ended December 20, 1994, and $14.8 million for the 52 weeks ended December 16, 1993.

                                 USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the Offered Notes. The Offered Notes are being sold by the Selling Noteholder who will receive all of the proceeds from the sale thereof.

                               SELLING NOTEHOLDER

The Notes are owned by Western Resources, Inc., a Company engaged principally in the production, purchase, transmission, distribution and sale of electricity, and provides the electronic security services. Western Resources has an approximate 82.4% equity interest in Protection One, Inc.

Western Resources, Inc. acquired the $13,001,000 principal amount of Notes offered hereby in open market transactions in 1995, prior to its 1997 acquisition of its equity interest in Protection One, Inc.

The Notes that may be offered hereby constitute all of the Notes owned by the Selling Noteholder. It is currently the intention of the Selling Noteholder to sell all the Notes in one or more transactions.

                            DESCRIPTION OF THE NOTES

The Notes were issued under an Indenture dated May 17, 1995 (the "Indenture"), among the Company, as issuer, Protection One, Inc., Protection One Alarm Services, Inc. ("Services") and A-Able Lock & Alarm, Inc., as guarantors, and the First National Bank of Boston, as trustee (the "Trustee"). Since the date of the Indenture, Services and A-Able Lock & Alarm, Inc., have merged into Protection One Alarm Monitoring Inc., and the First National Bank of Boston has been succeeded by the State Street Bank and Trust. In addition, WestSec, Inc. has become a guarantor under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture. Capitalized terms used but not defined in this section of the Prospectus shall have the meaning ascribed to them in the Indenture.

General

The Notes are unsecured senior subordinated obligations of the Company and were part of an issue limited to $166,000,000 aggregate principal amount at maturity. The Notes will mature on June 30, 2005. Following an equity clawback on June 30, 1998, the principal amount of the Notes outstanding was reduced to $107,900,000. The Notes were sold at a substantial discount from their principal amount, and the Notes accreted to face value on June 30, 1998. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the issue date of the Notes, no interest will be payable on the Notes prior to December 31, 1998. From and after June 30, 1998, cash interest on the Notes will accrue at the rate of 13 5/8% per annum. (subject to adjustment as set forth below) payable in cash semiannually (to Holders of record at the close of business on the June 15 or December 15 immediately preceding the Interest Payment Date) on June 30 and December 31, of each year, commencing December 31, 1998.

Optional Redemption

The Notes are redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after June 30, 2000 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity) plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period commencing on June 30, of the applicable year set forth below:

                                                          Redemption
    Year                                                  Price
    ----                                                  -----------
    2000..............................................      106.813%
    2001..............................................      104.500%
    2002..............................................      102.250%
    2003 and thereafter...............................      100.000%

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. The Revolving Credit Facility contains a provision prohibiting the optional redemption of the Notes. See "Description of Revolving Credit Facility."

Ranking

The indebtedness evidenced by the Notes is senior subordinated indebtedness of the Company. The payment of the Senior Subordinated Obligations (as defined below) is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full, is cash or cash equivalents, of all Senior Indebtedness, including, without limitation, the Company's obligations under the Revolving Credit Facility. As of June 30, 1998, the Company had approximately $540.8 million of total consolidated indebtedness outstanding, approximately $256.2 million of which was Senior Indebtedness. The Company is the borrower under the Revolving Credit Facility and its obligation thereunder is guaranteed by the Parent Company and certain subsidiaries. After giving effect to an offering of $250.0 million of 7-3/8% senior notes due 2005 (the "Senior Notes"), completed in August 1998, as well as an increase in commitment under its Revolving Credit Facility, at June 30, 1998, the Company would have had total consolidated indebtedness, Senior Indebtedness and availability under its Revolving Credit Facility of approximately $544.0 million, $259.3 million and $463.5 million, respectively. All liabilities of the Subsidiaries of the Company will be effectively senior in right of payment to the Notes, except to the extent any such Subsidiary is a Guarantor. As of the date of this Prospectus, the Company did not have any indebtedness that would have ranked subordinate to the Notes.

"Senior Subordinated Obligations" means, all principal of, premium, if any, or interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, in connection with any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full, in cash or cash equivalents, before the Holders or the Trustee on their behalf shall be entitled to receive any payment by the Company on account of Senior Subordinated Obligations, or any payment to acquire any of the Notes (for cash, property or securities, or any distribution with respect to the Notes of any cash, property or securities. Before any payment may be made by, or on behalf of, the Company on any Senior Subordinated Obligations in connection with any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders or the Trustee on their behalf would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders or the Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to such Holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to any trustee or trustees under any indenture pursuant to which any such Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

No direct or indirect payment by or on behalf of the Company of Senior Subordinated Obligations, whether pursuant to the terms or the Notes or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion or the obligations on any Senior Indebtedness, and such default shall not have been cured or waived or the benefits of this provision waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may he accelerated, upon receipt by the Trustee of written notice from the trustee or other representative for the holders of such other Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such other Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations may be made by or on behalf of the Company upon or in respect of the Notes for a Payment Blockage Period commencing on the date of receipt of such notice and ending 119 days thereafter (unless, in each case, such Payment Blockage Period shall be termi-nated by written notice to the Trustee from such trustee of, or other representative for, such holders or by repayment in full in cash or cash equivalents of such Designated Senior Indebtedness or such event of default has been cured or waived). Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

By reason of the subordination provisions described above, in the event of bankruptcy, liquidation, insolvency or similar events, creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Notes.

"Senior Indebtedness" means all Indebtedness of the Company (other than the Notes), whether outstanding on the date of the Indenture or thereafter Incurred, including principal and interest on such Indebtedness, if (A) in the event such Indebtedness is unsecured, a notice to the effect that such Indebtedness constitutes "Senior Indebtedness" under the Indenture is delivered by the Company to the Trustee, and (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, does not expressly state that it is pari passu with, or subordinated in right of payment to, the Notes, provided that the term "Senior Indebtedness" shall not include (a) any Indebtedness of the Company that, when Incurred and without respect to any election under Section 1111 (b) of the United States Bankruptcy Code, was without recourse to the Company, (b) any Indebtedness of the Company to the Parent Company or any Subsidiary of the Parent Company or to a joint venture in which the Company or any Affiliate has an interest, (c) any Indebtedness of the Company not permitted by the Indenture, (d) any repurchase, redemption or other obligation in respect of Redeemable Stock, (e) any Indebtedness of the Company to any employee, officer or director of the Company or any of its Affiliates, (f) any liability for federal, state, local or other taxes owed or owing by the Company, and (g) any Trade Payables of the Company. Senior Indebtedness also includes interest accruing subsequent to events of bankruptcy of the Company and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under federal bankruptcy law or similar laws relating to insolvency.

To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligations so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes of the Indenture as if such declaration, invalidity or setting aside had not occurred.

"Designated Senior Indebtedness" means any Indebtedness constituting Senior Indebtedness that, at any date of determination, has an aggregate principal amount of at least $25 million and is specifically designated by the Company in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

"Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

Guarantees

The Company's obligations under the Notes are fully and unconditionally guaranteed on a senior subordinated basis by the Parent Company and WestSec, Inc. The Company's obligations under the Notes also are fully and unconditionally guaranteed by any restricted Subsidiary of the Company formed or acquired after the date hereof, subject to certain exceptions, so long as such subsidiary remains a Subsidiary of the Company. All such future restricted Subsidiaries, if any, are each referred to herein as a "Subsidiary Guarantor." Each Note Guarantee is subordinated to the Guarantor Senior Indebtedness of the issuer of such Note Guarantee on the same basis as provided above with respect to the subordination of Senior Subordinated Obligations of the Company to Senior Indebtedness of the Company. The Parent Company has no material assets other than all the outstanding capital stock of the Company, and the assets, results of operations and shareholders' equity of the Company, comprise substantially all of the assets, results of operations and shareholders' equity of the Parent Company on a consolidated basis. As of the date of this Prospectus, the Parent Company did not have any Indebtedness outstanding.

The Indenture provides that any new Restricted Subsidiary with assets in excess of $2 million shall become a Guarantor, (i) not later than 30 days after such Subsidiary becomes a Restricted Subsidiary if such Restricted Subsidiary is a Significant Subsidiary, and (ii) not later than 180 days after such Subsidiary becomes a Restricted Subsidiary if such Restricted Subsidiary is not a Significant Subsidiary.

"Guarantor Senior Indebtedness" means, with respect to each Guarantor, all Indebtedness of such Guarantor (other than the Note Guarantee), whether outstanding on the date of the Indenture or thereafter Incurred, including principal and interest on such Indebtedness if (A) in the event such Indebtedness is unsecured, a notice to the effect that such Indebtedness constitutes "Guarantor Senior Indebtedness" under the Indenture is delivered by the Company or such Guarantor to the Trustee, and (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, does not expressly state that it is pari passu with, or subordinated in right of payment to, the Note Guarantee; provided that the term "Guarantor Senior Indebtedness" shall not include (a) any Indebtedness of such Guarantor that, when incurred and without respect to any election under Section 1111 (b) of the United States Bankruptcy Code, was without recourse to such Guarantor, (b) any Indebtedness of such Guarantor to the Parent Company or any Subsidiary of the Parent Company or to a joint venture in which such Guarantor or any Affiliate has an interest (unless, in the case of such Indebtedness of a Subsidiary Guarantor to the Company, (1) such Indebtedness is evidenced by a note or other similar instrument that is pledged to secure Senior Indebtedness, and (2) such note evidences an obligation by such Subsidiary Guarantor to repay proceeds of such Senior Indebtedness which at the time of any enforcement of the Notes were loaned to such Subsidiary Guarantor), (c) any Indebtedness of such Guarantor not permitted by the Indenture, (d) any repurchase, redemption or other obligation in respect of Redeemable Stock, (e) any Indebtedness of such Guarantor to any employee, officer or director of such Guarantor or any of its Affiliates, (f) any liability for federal, state, local or other taxes owed or owing by such Guarantor, and (g) any Trade Payables of such Guarantor, Guarantor Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of such Guarantor and its Subsidiaries at the rate provided for in the document governing such Guarantor Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under federal bankruptcy law or similar laws relating to insolvency.

The Indenture provides that if all or substantially all of the assets of any Subsidiary Guarantor or all of the Capital Stock of any Subsidiary Guarantor is sold (including by issuance or otherwise) by the Company or any of its Subsidiaries in a transaction constituting an Asset Sale that does not otherwise violate the Indenture then such Subsidiary Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor) or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) shall be released and discharged of its obligations under the Note Guarantee.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided.

"Accounts" means alarm monitoring accounts or alarm service accounts or customers pursuant to which the Parent Company or any of its Subsidiaries provide alarm monitoring or other security services or sell, install or service security alarms or services ancillary thereto.

"Accreted Value" means, for any Specified Date, the amount provided below for each $1,000 principal amount at maturity of Notes:

               (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:


    Semi-Annual Accrual Date                                Accreted Value
    ------------------------                                --------------

    June 30, 1995......................................            $  673.39
    December 31, 1995..................................            $  719.26
    June 30, 1996......................................            $  768.26
    December 31, 1996..................................            $  820.60
    June 30, 1997......................................            $  876.50
    December 31, 1997..................................            $  936.22
    June 30, 1998......................................          $  1,000.00

               (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by (2) a fraction, the numerator of which is the number of days from the Closing Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Closing Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

               (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

               (iv) if the Specified Dale occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

"Acquired Indebtedness" means, Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

"Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Parent Company and its consolidated Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of any Unrestricted Subsidiary or any other Person (other than net income (or loss) attributable to a Restricted Subsidiary) in which any Person (other than the Parent Company or any of its Restricted Subsidiaries) has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Parent Company or any of its Restricted Subsidiaries by such other Person during such period; (ii) solely for the purpose of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent included pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Parent Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Parent Company or any of its Restricted Subsidiaries; (iii) the net income (or loss) of any Restricted Subsidiary (other than the Company and any Restricted Subsidiary that is a Subsidiary Guarantor) to the extent that the declaration or payment or dividends or similar distributions by such Restricted Subsidiary of such net income is not, at the time of determination, permitted by the operation or the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid as dividends on Preferred Stock of the Parent Company or Preferred Stock of any Restricted Subsidiary owned by Persons other than the Parent Company and any of its Restricted Subsidiaries; (vi) non-cash compensation paid to officers, directors and employees of the Parent Company and its Subsidiaries, to the extent included in Adjusted Consolidated Net Income, so long as such compensation is payable in shares of Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire such shares of Capital Stock (other than Redeemable Stock) of the Parent Company; and (vii) all extraordinary gains and extraordinary losses; provided that, solely for the purpose of calculating the Debt to EBITDA Ratio and the Senior Debt to EBITDA Ratio (and in such case except to the extent it is already included pursuant to clause (i) above), "Adjusted Consolidated Net Income" shall include the amount of all cash dividends received by the Parent Company or any Restricted Subsidiary from an Unrestricted Subsidiary.

"Adjusted Consolidated Tangible Assets" means, the total amount of assets of the Parent Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with the accounting for acquisitions in conformity with GAAP), after deducting therefrom all goodwill, subscriber accounts, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available quarterly or annual consolidated balance sheet or the Parent Company and its Restricted Subsidiaries, prepared in conformity with GAAP.

"Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset Acquisition" means, (i) an investment by the Parent Company of any of its Restricted Subsidiaries in any other Person pursuant to which such person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Parent Company or any of its Restricted Subsidiaries or (ii) an acquisition by the Parent Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Parent Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

"Asset Disposition" means, the sale or other disposition by the Parent Company or any of its Restricted Subsidiaries (other than to a Restricted Subsidiary) of
(i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Parent Company or any of its Restricted Subsidiaries.

"Asset Sale" means, any sale, transfer or other disposition (including by way of merger, consolidation or lease-back transactions) in one transaction or a series of related transactions by the Parent Company or any of its Restricted Subsidiaries to any Person other than the Parent Company or any Restricted Subsidiary of (i) all or any of the Capital Stock of any Restricted Subsidiary,
(ii) all or substantially all of the property and assets of an operating unit of business of the Parent Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Parent Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Parent Company or such Restricted Subsidiary; provided that sales or other dispositions of inventory, receivables and other current assets shall not be included within the meaning of "Asset Sale."

"Average Life" means, at any date of determination with respect to any debt security the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) in equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

"Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

"Change or Control" means, such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Existing Stockholders becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 30% of the total voting power of the then outstanding Voting Stock of the Parent Company on a fully diluted basis, and such ownership is greater than the amount of Voting Stock, on a fully diluted basis, beneficially owned by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors of the Parent Company (together with any new directors (excluding any new directors elected pursuant to the provisions relating to defaults with respect to the Series H Preferred Stock set forth in the resolutions establishing the Series H Preferred Stock or any similar provisions) whose election by the Board of Directors of the Parent Company or whose nomination for election by the Parent Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors of the Parent Company then still in office who either were members of the Board of Directors of the Parent Company at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Parent Company then in office.

"Closing Date" means, May 17, 1995, the date on which the Outstanding Notes were originally issued under the Indenture.

"Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) the aggregate amount of dividends paid on Redeemable Stock, (iv) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and nonrecurring gains or losses or sales or assets), (v) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (vi) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vii) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Parent Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by
(B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Parent Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

"Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the aggregate amount of dividends paid on Redeemable Stock; the net costs associated with Interest Rate Agreements, and Indebtedness that is Guaranteed or secured by the Parent Company or any of its Restricted Subsidiaries) and the interest component of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Parent Company and its Restricted Subsidiaries during such period, all as determined on a consolidated basis in conformity with GAAP.

"Debt to EBITDA Ratio" means, on any Transaction Date, the ratio of (i) the aggregate amount of Indebtedness of the Parent Company and its Restricted Subsidiaries on such Transaction Date to (ii) four times the Consolidated EBITDA for the most recent fiscal quarter for which financial information in respect thereof is available immediately prior to such Transaction Date (the "Reference Period"). In making the foregoing calculation, (A) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of the Reference Period to the extent such Indebtedness is outstanding at the Transaction Date,
(2) any Indebtedness Incurred during such period to the extent such Indebtedness is outstanding at the Transaction Date and (3) any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such Reference Period and after giving pro forma effect to the application of the proceeds thereof as if such application had occurred on such first day; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma, basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period;
(C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such Reference Period or thereafter but that is not outstanding or is to be repaid on the Transaction Date; (D) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period or thereafter and on or prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such Reference Period; (E) with respect to any such Reference Period commencing prior to the Closing Date, the issuance of the Notes shall be deemed to have taken place on the first day of such period; and (F) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period or subsequent to such period and prior to the Transaction Date and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person Was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred an the first day of such Reference Period.

"Default" means, any event that is, or after notice or passage of time or both would be, an Event of Default.

"Deferred Account Acquisition Price" means, in connection with (i) the purchase of Accounts, or (ii) the acquisition of all of the outstanding Capital Stock of a Person where the Principal purpose of such acquisition is to acquire Accounts, that portion of the purchase price of such Accounts or Capital Stock that has been deferred to provide an offset for future purchase price adjustments.

"GAAP" means, generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

"Guarantee" means, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an Incurrence of Indebtedness by reason of the acquisition of more than 50% of the Capital Stock of any Person; provided that none of the accrual of interest, the accrual of dividends payable on Redeemable Stock or the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money,
(ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (except, with respect to the Company, the promissory notes issued by the Company in favor of Ion Leasing (which obligation, have been defeased by a cash deposit in a segregated trust Account)), (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of Property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such service, except (A) Trade Payables, (B) all obligations to pay any Deferred Account Acquisition Price, provided that the maximum amount excluded from the definition of "Indebtedness" under this clause (B) shall not exceed $5 million in The aggregate at any date of determination and (C) compensation payable to employees of such Person (or any subsidiary thereof) under employee benefit plans of such Person, which compensation is deferred in the ordinary course of business of such Person (or such subsidiary) and in accordance with such plans, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) all outstanding Redeemable Stock issued by such Person and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations (other than those described in clause (vii)), the maximum liability upon the occurrence of the contingency giving rise to the obligations (including with respect to any premium which may be payable on the redemption of Redeemable Stock), provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes that are not delinquent. Notwithstanding anything to the contrary contained herein, for purposes of calculating the Debt to EBITDA Ratio and the senior Debt to EBITDA Ratio, in the case of each of clauses (i), (ii) and (iii) above, the amount of such Indebtedness shall be the amount that would appear as a liability an the balance sheet of such Person prepared in accordance with GAAP.

"Investment" in any Person means, any direct at indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that arc, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Parent Company or any Restricted Subsidiary) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use or others), or any purchase at acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include (A) the fair market value of the assets (net of liabilities) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary pursuant to clause (B) of such definition and (B) the Parent Company's or any Restricted Subsidiary's proportionate interest in the fair market value of the assets (net of liabilities) of any Restricted Subsidiary immediately after any transaction pursuant to which such Restricted Subsidiary ceases to be a Subsidiary, and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from a Person other than a Restricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Parent Company in good faith.

"Lien" means, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease, in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

"Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Parent Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses, (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes as a result of such Asset Sale, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or is required to be paid as result of such sale and (iv) appropriate amounts to be provided by the Parent Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds or such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Parent Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, account-ants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Permitted Investment" means, (i) an Investment in a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, a Restricted Subsidiary; (ii) a Temporary Cash Investment; (iii) payroll travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees of the Parent Company or its Restricted Subsidiaries that do not in the aggregate exceed $500,000 at any time outstanding; (v) stock, obligations or securities received in satisfaction of judgments or settlement of bona fide disputes; and (vi) Investments in any Person, other than a Restricted Subsidiary, engaged in the provision of security monitoring services in an aggregate amount not to exceed $3 million at any time outstanding.

"Permitted Liens" means, (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and/or which a reserve or other appropriate provision, if any, shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of improvement or constructions of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets, any improvements on such item and any proceeds therefrom; (v) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;
(vi) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (vii) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Parent Company or any Restricted Subsidiary other than the property or assets so acquired; (viii) Liens in favor of the Parent Company or any Restricted Subsidiary; (ix) Liens arising from the rendering of a final judgment or order against the Parent Company or any Restricted Subsidiary that does not give rise to an Event of Default; and (x) Liens securing Indebtedness incurred to (a) finance the acquisition or purchase of Accounts or (b) the acquisition or purchase or all of the outstanding Capital Stock of a person which acquisition or purchase was made for the principal purpose or acquiring Accounts.

"Redeemable Stock" means, any Class or series of Capital Stock of any Person (other than the Series H Preferred Stock) that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (i) redeemable at the option of the holder of such class of series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

"Restricted Subsidiary" means, the Company and any Subsidiary of the Company which is not designated an Unrestricted Subsidiary by the Parent Company.

"Senior Debt to EBITDA Ratio" means, on any Transaction Date, the ratio of (x) the sum (without duplication) of (1) the aggregate amount of Senior Indebtedness of the Company plus (2) the aggregate amount of Guarantor Senior Indebtedness of the Parent Company and its Restricted Subsidiaries other than the Company to (y) four times the Consolidated EBITDA for the most recent fiscal quarter for which financial information in respect thereof is available immediately prior to such Transaction Date (the "Reference Period"). In making the foregoing calculation, reference shall be made to the second sentence of the definition of "Debt to EBITDA Ratio".

"Significant Subsidiary" means, at any date of determination, any Subsidiary of the Parent Company or the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Parent Company, accounted (or, on a pro forma basis, would have accounted) for more than 10% of the consolidated revenues of the Parent Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner (or, on a pro forma basis, would have been the owner) of more than 10% of the consolidated assets of the Parent Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Parent Company for such fiscal year.

"Specified Date" means, any redemption date, any date of purchase for any purchase of Notes pursuant to the "Limitation an Asset Sales" or "Repurchase of Notes Upon a Change of Control" covenants described below or any date on which the Notes first become due and payable after an event of Default.

"Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

"Subsidiary Guarantors" means, each of the Company's Subsidiaries that become a guarantor of the Notes pursuant to the provisions of the Indenture.

"Temporary Cash Investment" means, any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profile aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Parent Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of P-1 (or higher) according to Moody's Investor Service, Inc. or "A-1" (or higher) according to Standard & Poor's Corporation, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poors Corporation or Moody's Investor Service, Inc. "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Parent Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"Unrestricted Subsidiary" means, (i) any Subsidiary of the Parent Company (other than the Company) that is not also a Subsidiary of the Company, (ii) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Parent Company in the manner provided below and (iii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Parent Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property or assets of, the Parent Company or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors of the Parent Company may designate any Unrestricted Subsidiary (other than a Subsidiary of the Parent Company that is not a Subsidiary of the Company) to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) the Company could incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Parent Company shall be evidenced to the Trustee by Promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. As of the date hereof, the Parent Company has no Subsidiaries that are Unrestricted Subsidiaries.

"Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting member of the governing body of such Person.

"Wholly Owned" means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock or other similar equity ownership interests in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

Limitation on Indebtedness. (a) Under the terms of the Indenture, the Parent Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (other than the Notes and the Note Guarantees); provided that the Parent Company and any Restricted Subsidiary may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (i) the Debt to EBITDA Ratio would be 6:1 or less and (ii) the Senior Debt to EBITDA Ratio would be 4:1 or less.

Notwithstanding the foregoing, the Parent Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of the Company under the Notes and Indebtedness of the Guarantors under the Note Guarantees; (ii) Indebtedness of the Parent Company to any Wholly Owned Restricted Subsidiary which is a Subsidiary Guarantor or Indebtedness of any Wholly Owned Restricted Subsidiary which is a Subsidiary Guarantor to the Parent Company or any other Wholly Owned Restricted Subsidiary which is a Subsidiary Guarantor provided that any subsequent issuance or transfer of Capital Stock or any other action or event that results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary which is a Subsidiary Guarantor or any subsequent transfer of such Indebtedness (other than to a Wholly Owned Restricted Subsidiary which is a Subsidiary Guarantor) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness; (iv) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i) of this paragraph and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall be permitted under this clause (iv) only if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or any Note Guarantee, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or such Note Guarantee, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or any Note Guarantee, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made subordinate in right of payment to the Notes or such Note Guarantee, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or such Note Guarantee, as the case may be, and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Parent Company be refinanced pursuant to this clause (iv) by means of any Indebtedness or any Restricted Subsidiary and in no event may Indebtedness or monitoring be refinanced pursuant to this clause
(iv) by means of any Indebtedness of any other Restricted Subsidiary; (v) Indebtedness (A) in respect of performance, surety or appeal bonds provided by the Parent Company or any Restricted Subsidiary in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, and
(C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Parent Company or any Restricted Subsidiary pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Parent Company or any Restricted Subsidiary in connection with such disposition; and (vi) Capital Lease Obligations outstanding at any time in an aggregate amount not to exceed $2 million.

(b) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, Guarantees of (or obligations, with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Parent Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (B) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

Limitation on Restricted Payments. So long as any of the Notes are outstanding, the Parent Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than (A) regular periodic dividends payable on its Redeemable Stock issued in accordance with The "Limitation on Indebtedness" covenant and paid strictly in accordance with the terms of such Redeemable Stock and (B) dividends or distributions payable solely in shares of the Parent Company's Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire such shares of Capital Stock (other than Redeemable Stock)) held by Persons other than the Parent Company or any of its Wholly Owned Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock (other than (if such purchase, redemption, retirement or other acquisition for value is mandatory) Redeemable Stock of the Parent Company issued in accordance with the "Limitation on Indebtedness" covenant) of the Parent Company or any Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Parent Company or any of its Wholly Owned Restricted Subsidiaries, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance or other acquisition or retirement for value, of Indebtedness (including Redeemable Stock) of the Parent Company or any Restricted Subsidiary that is subordinated in right of payment to the Notes or any Note Guarantee, as the case may be, or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:
(A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of the Parent Company, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) (determined by excluding income resulting from transfers of assets received by the Parent Company or any of its Restricted Subsidiaries from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken at one accounting period) beginning on the first day of the month immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate Net Cash Proceeds and the fair market value of any property and securities (as determined by the Board of Directors of the Parent Company in good faith) received by the Parent Company from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Parent Company, or from the issuance to a Person who is not a Subsidiary of the Parent Company of any options, warrants or other rights to acquire Capital Stock of the Parent Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) the aggregate Net Cash Proceeds received by the Parent Company or its Restricted Subsidiaries from the issuance and sale permitted by the Indenture to a Person who is not a Subsidiary of the Parent Company of debt securities or Redeemable Stock that has been converted into or exchanged for Capital Stock of the Parent Company that is not Redeemable Stock plus (4) an amount equal to the net reduction in Investments in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, releases of Guarantees or other transfers of assets, in each case to the Parent Company or any Restricted Subsidiary from such Person, or resulting from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments" ), not to exceed, in the case of any Person, the amount of Investments previously made by the Parent Company and any Restricted Subsidiary in such Person.

The foregoing provision shall not take into account, and shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date or declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (v) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Parent Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Parent Company; (iv) the acquisition of Indebtedness of the Parent Company or the Company which is subordinated in right of payment to the Notes or any Note Guarantee, as the case may be, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Parent Company; (v) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Parent Company held by employees or the Company in connection with the termination or their employment pursuant to any redemption or repurchase provision of any agreement requiring or permitting the Parent Company to repurchase, redeem or acquire such shares (provided that the aggregate consideration paid for all such purchases, redemptions or other acquisitions or retirements of such shares of Capital Stock shall not exceed $2 million); (vi) the payment of regular quarterly dividends upon the outstanding shares of Series H Preferred Stock in accordance with the resolutions establishing the Series H Preferred Stock in an aggregate amount in any year of up to $700,000; and (vii) payments or distributions pursuant to or in connection with a consolidation, merger or transfer or assets that complies with the provisions of the Indenture applicable to consolidations, mergers and transfers of all or substantially all of the property and assets of the Parent Company or the Company; provided that, except in the case of clause (i), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. Notwithstanding the foregoing, in the event the proceeds of an issuance of Capital Stock of the Parent Company are used for the redemption, repurchase or other acquisition of the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Notes.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. So long as any of the Notes are outstanding, the Parent Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any such Restricted Subsidiary (other than the Company) to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Parent Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Parent Company or any other Restricted Subsidiary, (iii) make loans or advances to the Parent Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Parent Company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:
(i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of any of the foregoing; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are not materially less favorable to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Parent Company or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Parent Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Parent Company or any Restricted Subsidiary in any manner material to the Parent Company or any Restricted Subsidiary; or (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary.

Limitation on the Issuance of Capital Stock of Restricted Subsidiaries. Under the terms of the Indenture, the Parent Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Parent Company or a Wholly Owned Restricted Subsidiary, or (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary.

Limitation on Issuances of Guarantees by Restricted Subsidiaries. The Parent Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company or any Guarantor which is pari passu with or subordinate in right of payment to the Notes or any Note Guarantee, as the case may be ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Parent Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is
(A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Parent Company, of all the Parent Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation or such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee. The foregoing provisions of this covenant shall nor apply to any Subsidiary Guarantor.

Limitation on Transactions with Shareholders and Affiliates. Under the terms of the Indenture, the Parent Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Parent Company or with any Affiliate of the Parent Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Parent Company or such Restricted Subsidiary than could reasonably be expected to be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to (i) transactions
(A) approved by a majority of the disinterested members of the Board of Directors of the Parent Company, (B) approved by a majority of the disinterested stockholders of the Parent Company or (C) for which the Parent Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Parent Company or such Restricted Subsidiary from a financial point of view;
(ii) any transaction between the Parent Company and any of its Wholly Owned Restricted Subsidiaries that is a Subsidiary Guarantor or between Wholly Owned Restricted Subsidiaries each of which is a Subsidiary Guarantor; (iii) the payment of reasonable and customary regular fees and expenses of directors of the Parent Company who are not employees of the Parent Company, and the provision or reasonable indemnification benefits to directors of the Parent Company; and (iv) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

Limitation on Liens. Under the terms of the Indenture, the Parent Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes (or, in the case of the Parent Company or any Subsidiary Guarantor, the Note Guarantee) and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes or the Note Guarantee, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to (i) Liens granted after the Closing Date on any assets or Capital Stock of the Parent Company or its Restricted Subsidiaries created in favor of the Holders; (ii) Liens with respect to Acquired Indebtedness permitted under the "Limitation on Indebtedness" covenant and permitted refinancings, thereof; provided that such Liens do not extend to or cover any property or assets of the Parent Company or any Restricted Subsidiary other than the property or assets acquired; (iii) Liens with respect to assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Parent Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Parent Company or such other Restricted Subsidiary;
(v) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness and which is permitted to be Incurred under clause (v) of part (a) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (vi) Liens securing other Indebtedness, provided that the aggregate amount of such Indebtedness so secured shall not exceed 10% of the Adjusted Consolidated Tangible Assets; or (vii) Permitted Liens.

Limitation on Senior Subordinated Indebtedness. Under the terms of the Indenture, the Parent Company will not, and will not permit any Subsidiary Guarantor to, Incur any Indebtedness that is expressly made subordinate in right of payment to any Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the Notes or the Note Guarantee, as the case may be, pursuant to provisions substantially similar to those contained in the Indenture.

Limitation on Senior Indebtedness. Under the terms of the Indenture, the Parent Company will not, and will not permit the Company or any Subsidiary Guarantor to, Incur any Indebtedness unless (i) in the case of such Indebtedness that is secure, there is no outstanding unsecured Senior Indebtedness or Guarantor Senior Indebtedness of the Company or any Guarantor, and (ii) in the case of such Indebtedness that is unsecured Senior Indebtedness or unsecured Guarantor Senior Indebtedness, there is no outstanding secured Indebtedness of the Company or any Guarantor, other than Capital Lease Obligations outstanding at any time in an aggregate amount not to exceed $2 million.

The foregoing limitation will be of no further force and effect nor will compliance be required with respect to the Senior Debt to EBITDA Ratio set forth in the "Limitation on Indebtedness" covenant nor the Senior Debt to EBITDA Ratio set forth in the "Consolidation, Merger and Sale of Assets" covenant, if (i) a supplemental indenture which eliminates the subordination provisions set forth in the Indenture, in form and substance satisfactory to the Trustee, shall have been executed and delivered to the Trustee, (ii) the Trustee shall have received necessary consents with respect to all outstanding Senior Indebtedness and Guarantor Senior Indebtedness from the holders thereof approving such supplemental indenture, (c) the Trustee shall have received such Opinions of Counsel as the Trustee may reasonably request, and (d) immediately before and immediately after giving effect to such supplemental indenture, no Default or Event of Default shall have occurred and be continuing.

Limitation on Asset Sales. Under the terms of the Indenture, in the event and to the extent that Net Cash Proceeds received by the Parent Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on of after the Closing Date in any period of 12 consecutive months exceed $5 million, then the Parent Company shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed $5 million
(A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Senior Indebtedness of the Company or other unsubordinated Indebtedness of the Parent Company or of any Restricted Subsidiary providing a Note Guarantee pursuant to the "Limitation on Issuances of Guarantees by Re-stricted Subsidiaries" covenant described above on Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Parent Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Parent Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors of the Parent Company, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $3 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate Accreted Value of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Accreted Value of the Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

The Company shall commence an Exceeds Proceeds Offer by mailing a notice to the Trustee and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation of Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Excess Proceeds Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof.

On the Excess Proceeds Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. the Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the Trustee shall act as the Paying Agent.

The Company will comply with Rule l4e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by the Company under this "Limitation on Asset Sales" covenant and the Company is required to repurchase Notes as described above.

Repurchase of Notes upon a Change of Control

Upon the occurrence of a Change of Control, each Holder shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the Offer described below (the "Change of Control Offer") at a purchase price at least equal to 101% of the Accreted Value thereof, plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Notes as provided for in the succeeding paragraph or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Notes as provided for in the succeeding paragraph. The Company shall first comply with the covenant in the preceding sentence before it shall he required to repurchase Notes pursuant to this "Repurchase of Notes upon a Change of Control" covenant.

Within 30 days of the Change of Control, the Company shall mail a notice to the Trustee and each Holder stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Repurchase of Notes upon a Change of Control" covenant and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms;
(iv) that, unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;
(v) that Holders electing to have any Note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof.

On the Change of Control Payment Date, the Company shall: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Repurchase of Notes upon a Change of Control" covenant, the Trustee shall act as Paying Agent.

The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs and the Company is required to repurchase the Notes under this "Repurchase of Notes Upon a Change of Control" covenant.

If the Company is unable to repay all of its indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of the Company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then the Company will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by the Company to repurchase Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements.

The covenant requiring the Company to repurchase the Notes will, unless the consents referred to above are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note; repurchase. There can be no assurances that the Company would have sufficient funds available at the time of any Change or Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (or by any covenant contained in other securities of the Company which might be outstanding at the time).

Commission Reports and Reports to Holders

Whether or not the Parent Company is then required to file reports with the Commission, the Parent Company shall file with the Commission all such reports and other information as would be required to be filed with the Commission by the Securities Exchange Act of 1934, as amended, including, but not limited to, annual reports containing consolidated financial statements of the Parent Company audited by its independent auditors, and quarterly reports containing unaudited condensed consolidated financial statements of the Parent Company for each of the first three quarters of each fiscal year. The Company and the Parent Company shall supply the Trustee and each Holder, or shall supply to the Trustee for forwarding to each Holder, without cost to such Holder, copies of such reports or other information. In addition, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, the Parent Company and the Company shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

Events of Default

The following events arc defined as "Events or Default" in the Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company or any Guarantor defaults in the performance of or breaches any other covenant or agreement of the Company or such Guarantor in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (d) there occurs with respect to any issues of Indebtedness of the Company, any Guarantor or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the Holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (e) any final judgment or order for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons shall be rendered against the Company, any Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders out-standing and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company, any Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, any Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Company, any Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company, any Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (g) the Company, any Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, any Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Company, any Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

If an Event of Default (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to the Company, any Guarantor or any Significant Subsidiary) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by the Company, the Guarantor and/or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if, in addition to certain other conditions, (i) all existing Events of Default other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to institute proceedings in respect of such Event of Default; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

The Indenture requires certain officers of the Company and the Parent Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Parent Company and its Restricted Subsidiaries and the Parent Company's, and its Restricted Subsidiaries' performance under the Indenture and that the Parent Company and the Company have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligations, specifying each such default and the nature and status thereof. The Parent Company and the Company are obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

The Indenture provides that neither the Company nor any Guarantor shall (a) consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person (except that the Company or any other Restricted Subsidiary may enter into any of the foregoing transactions with a Wholly Owned Restricted Subsidiary that is a Guarantor and that (in the case of any Wholly Owned Restricted Subsidiary other than the Company) has a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person, the Company or the Guarantor) shall be issued or distributed to the stockholders of the Company or the Guarantor, in which case the provisions of this covenant shall be deemed to be complied with) or (b) permit any Person to merge with or into the Company or any Guarantor unless (i) the Company or the Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Guarantor, as the case may be) formed by such consolidation or into which the Company or such Guarantor is merged or that acquired or leased such property and assets of the Company or such Guarantor shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Guarantor, as the case may be, on all of the Notes or the Note Guarantee, as the case may be, and under the Indenture; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Debt to EBITDA Ratio of the Parent Company or, if such sale, conveyance, transfer, lease or other disposition relates to the Parent Company, the surviving, successor or purchasing entity, is not more than 6:1; (iv) immediately after giving effect to such transaction on a pro forma basis, the Senior Debt to EBITDA Ratio of the Parent Company or, if such sale, conveyance, transfer, lease or other disposition relates to the Parent Company, the surviving, successor or purchasing entity is not more than 4:1; and (v) the Company or such Guarantor, as the case may be, delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with. Notwithstanding the foregoing, the sale, conveyance, transfer, lease or other disposition (whether by merger or otherwise) of all or substantially all of the property and assets of a Subsidiary Guarantor shall not be subject to the preceding sentence so long as such sale, conveyance, transfer, lease or other disposition is made in a transaction constituting an Asset Sale not otherwise prohibited by the Indenture.

In accordance with the foregoing provisions, in July 1995 A-Able was merged with and into the Company and in May, 1996, Services was merged with and into the Company. As a result of the foregoing, neither Services nor A-Able are guarantors of the Notes.

Defeasance

Defeasance and Discharge. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance and Discharge" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or
Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not, result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause
(c) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," and clauses (d) and
(e) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not realize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments and the Note Guarantees will remain in effect.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Parent Company, the Company, the Subsidiary Guarantors and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note,
(iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or in the case of a redemption, on or after the redemption date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) modify the subordination provisions in a manner adverse to the Holders, (vii) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (viii) reduce the percentage in aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

Notwithstanding the foregoing, the Parent Company, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes, without notice to or the consent of any Holder, (i) to cure any ambiguity, defect or inconsistency; provided that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect; (ii) to make any change that does not adversely affect the rights under the Indenture of any Holder; (iii) to eliminate the subordination provisions contained in the Indenture; or (iv) to comply with requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

No Personal Liability of Incorporators, Shareholders, Officers, Directors, or Employees

The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement or the Company or any Guarantor contained in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or any Guarantor or of any successor Person thereof. Each Holder, by accepting the Outstanding Notes, waived and released all such liability.

Concerning the Trustee

The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will be required to use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires, any conflicting interest, it must eliminate such conflict or resign.

                              PLAN OF DISTRIBUTION

The sale or distribution of the Notes may be effected directly to purchasers by the Selling Noteholder as principal in privately negotiated transactions or through one or more underwriters, brokers, dealers or agents from time to time
(i) in one or more transactions on any exchange or in the over-the-counter market, or (ii) in transactions otherwise than in such markets. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Noteholder or by agreement between the Selling Noteholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Noteholder effects such transactions by selling Notes to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Noteholder or commissions from purchasers of Notes for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Noteholder and any brokers, dealers or agents that participate in the distribution of the Notes may be deemed to be underwriters, and any profit on the sale of Notes by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Under the securities laws of certain states, the Notes may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Notes may not be sold unless the Notes have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Noteholder will pay all fees and expenses incident to the registration, offering and sale of the Notes to the public hereunder, including but not limited to compensation, commissions and discounts of underwriters. The Company has agreed to indemnify the Selling Noteholder and any underwriters against certain liabilities under the Securities Act and the Exchange Act, or to contribution with respect thereto.

                                  LEGAL MATTERS

The validity of the issuance of securities offered hereby have been passed upon for the Company by Mitchell Silberberg & Knupp LLP, Los Angeles, California.


                              INDEPENDENT AUDITORS

The consolidated financial statements and schedules of Protection One, Inc., appearing on its Annual Report for the year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent accountants, as set forth in their report thereon included therein and incorporated herein.

=======================================================      =====================================================

No person has been authorized to give any in-
formation or to make any representation not
contained in this Prospectus and, if given
or made, such information or representation
must not be relied upon as having been author-
ized by the Company or any Initial Purchaser.
This Prospectus does not constitute an
offer to sell or a solicitation of an offer to buy                       Protection One Alarm
any of the securities offered hereby in any juris-                          Monitoring, Inc.
diction to any person to whom it is unlawful to
make such an offer in such jurisdiction. Neither
the delivery of this Prospectus nor any
sale made hereunder shall, under any circum-                             Protection One, Inc.
stances, create any implication that the informa-
tion contained herein is correct as of any time
subsequent to the date hereof or that there has
been no change in the affairs of the Company
since such date.
                  ------------------
                                                                                 $13,001,000
                  TABLE OF CONTENTS                                     13-5/8% Senior Subordinated
                                                                          Discount Notes Due 2005
                                                  Page


The Company....................................    1
Risk Factors...................................    2
Ratio of Earnings to Fixed Charges.............    8
Use of Proceeds................................    8
Selling Noteholder.............................    9
Description of the Notes.......................   10
Plan of Distribution...........................   35
Legal Matters..................................   36
Independent Auditors...........................   36


                                                                                  PROSPECTUS




=======================================================      =====================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the securities being registered will be borne by the Selling Noteholder and are estimated as follows:

Securities and Exchange Commission                   $ 4,420
registration fee............................
Legal fees and expenses.....................         $25,000
Accountants' fees and expenses..............         $ 1,000
Miscellaneous...............................         $ 4,580
                                                       -----
         Total..............................         $35,000
                                                     =======
-----------------




Item 15.  Indemnification of Directors and Officers.

The Certificates of Incorporation and the Bylaws of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (collectively, the "Registrants") and the Articles of Incorporation and Bylaws of Western Resources, provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") and the Kansas General Corporation Law (the "KGCL"), as applicable. Pursuant to the provisions of Section 145 of the DGCL, each of the Registrants has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee, or agent of such company against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify under the DGCL only applies if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of such company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 17-6305 of the KGCL provides for indemnification by a corporation of its corporate officers, directors, employees and agents or, if serving at the request of corporation, of any other corporation, partnership, joint venture, trust or other enterprise. The KGCL provides that a corporation may indemnify such persons who have been, are, or may become parties to an action, suit or proceeding due to their status as directors, officers, employees or agents of the corporation. Further, the KGCL grants authority to a corporation to implement its own broader indemnification policy.

Indemnification is not available if such person has been adjudged to have been liable to the Company, unless and only to the extent that the Court of Chancery or the court in such action determines that, despite the adjudication of liability, but in view of all of the circumstances, the person is reasonably and fairly entitled to indemnification for such expenses as the court shall deem proper. The statutes also expressly provide that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The above discussion of the Certificates of Incorporation and Bylaws of the Registrants, the Articles of Incorporation and Bylaws of Western Resources,
Section 145 of the DGCL and Section 17-6305 of the KGCL is not intended to be exhaustive and is qualified in its entirety by reference thereto.

The Indemnification and Contribution Agreement filed as Exhibit 10.25 to the Registration Statement includes provisions requiring the Registrants to indemnify the Selling Noteholder against certain civil liabilities, including liabilities under the Securities Act of 1933, in certain circumstances. The Indemnification and Contribution Agreement also provides for indemnification by the Selling Noteholder to the Registrants and their directors, officers and controlling persons who signed this Registration Statement, against certain civil liabilities, including liabilities under the Securities Act of 1933, in certain circumstances.

Item 16.  Exhibits



 Exhibit                             Description

     2.1 Contribution Agreement dated as of July 30, 1997 (the "Contribution Agreement"), between Western Resources and Protection One, Inc. (1) (2.1)

     2.2  Amendment No. 1 dated October 2, 1997, to the Contribution Agreement.
          (2) (99.1)

     2.3 Assignment and Assumption Agreement (Centennial Security Holdings, Inc.) dated as of November 24, 1997, among Western Resources, Westar Capital, Inc. ("Westar Capital"), Westar Security, Inc. ("Westar Security") and Protection One, Inc. (3) (2.3)

     2.4 Assignment and Assumption Agreement (Guardian International, Inc.) dated as of November 24, 1997, among Western Resources, Westar Capital, Westar Security and Protection One, Inc. (3) (2.4)

     2.5 Stock Purchase Agreement dated as of October 2, 1997, among Centennial Security Holdings, Inc. ("Centennial"), the shareholders of Centennial and Westar Capital. (3) (2.5)

     2.6 Stock Subscription Agreement dated as of October 4, 1997, between Guardian International, Inc. ("Guardian") and Westar Capital. (3) (2.6)

     4.1 Indenture dated as of May 17, 1995, among Protection One Alarm Monitoring, Inc., as Issuer, Protection One, Inc., inter alia, as Guarantor, and The First National Bank of Boston ("FNBB"), as Trustee.
          (4) (4.1)

     4.2 First Supplemental Indenture dated as of July 26, 1996, among Protection One Alarm Monitoring, Inc., as Issuer, Protection One, Inc., inter alia, as Guarantor and State Street Bank and Trust Company ("SSBTC") as successor to FNBB as Trustee. (5) (4.2)

     4.3 Second Supplemental Indenture dated as of October 28, 1996, among Protection One Alarm Monitoring, Inc. as Issuer, Protection One, Inc. inter alia, as Guarantor and SSBTC as Trustee. (5) (4.3)

     4.4 Subordinated Debt Shelf Indenture dated as of August 29, 1996, among Protection One Alarm Monitoring, Inc. as Issuer, Protection One, Inc. as Guarantor and SSBTC as Trustee. (6) (4.3)

     4.5 Supplemental Indenture No. 1 dated as of September 20, 1996, among Protection One Alarm Monitoring, Inc. as Issuer, Protection One, Inc., inter alia, as Guarantor and SSBTC as Trustee. (7) (4.1)

     4.6 Supplemental Indenture No. 2 dated as of October 28, 1996, among Protection One Alarm Monitoring, Inc. as Issuer, Protection One, Inc., inter alia, as Guarantor and SSBTC as Trustee (incorporated by reference to Exhibit 4.6 to the Fiscal 1996 Form 10-K). (5) (4.6)

     5.1* Opinion of Mitchell Silberberg & Knupp LLP.

 Exhibit                             Description

     10.1 Stock Purchase Warrant dated as of September 16, 1991, issued by Protection One, Inc. to Merita Bank. Ltd. (formerly
          Kansallis-Osake-Pankki). (8) (10.25) 10.2 Amended and Restated Stockholders' Agreement dated as of August 15, 1994, among Protection One, Inc. and the stockholders of Protection One, Inc. named therein.
          (9) (10.42)

     10.3 Warrant Agreement dated as of November 3, 1993, between Protection One Alarm Monitoring, Inc. and United States Trust Company of New York, as Warrant Agent. (10) (4.3)

     10.4 Registration Rights Agreement dated as of November 3, 1993, among Protection One Alarm Monitoring, Inc., Protection One, Inc., certain former subsidiaries of Protection One Alarm Monitoring, Inc. and Bear, Stearns & Co., Inc. (10) (4.4)

     10.5 Warrant Agreement dated as of May 17, 1995, between Protection One, Inc. and The First National Bank of Boston, as Warrant Agent. (4) (10.40)

     10.6 Common Stock Registration Rights Agreement dated May 17,1995, among Protection One, Inc., Morgan Stanley & Co. Incorporated and Montgomery Securities. (4) (10.41)

     10.7 Employment Agreement dated as of November 24, 1997, between Protection One and James Mackenzie, Jr. (3) (10.4)

     10.8 Employment Agreement dated as of November 24, 1997, between Protection One and John W. Hesse. (3) (10.5)

     10.9 Employment Agreement dated as of November 24, 1997, between Protection One and John E. Mack, III. (3) (10.6)

     10.10 Employment Agreement dated as of November 24, 1997, between Protection One and Thomas K. Rankin. (3) (10.7)

     10.11 Employment Agreement dated as of November 3, 1993, between Protection One Alarm Monitoring, Inc. and George A. Weinstock. (10) (10.13)

     10.12 Non-Competitive and Non-Solicitation Agreement dated as November 3, 1993, between Protection One Alarm Monitoring, Inc. and George A. Weinstock. (10) (10.14)

     10.13 Consulting Agreement dated as of February 19, 1996, between Protection One, Inc. and Dr. Ben Enis. (11) (10.7)

     10.14 1994 Stock Option Plan of Protection One, Inc., as amended. (5)
          (10.23)

     10.15 1997 Long-Term Incentive Plan of Protection One, Inc. (12) (Appendix
          F)

     10.16 Notes Registration Rights Agreement dated as of May 17, 1995, among Protection One, Inc., Protection One Alarm Monitoring, Inc., Morgan Stanley & Co. (4) (4.2)

     10.17 Agreement for Purchase and Sale of Assets, dated May 25, 1995, between Alert Centre, Inc. and Protection One Alarm Monitoring, Inc.
          (4) (4.2)

 Exhibit                             Description

     10.18 Agreement to Purchase and Sell Stock dated as of May 23, 1996, among Metrol, the persons named therein as the "Shareholders" (the "Metrol Shareholders"), Protection One Alarm Monitoring, Inc. and Protection One, Inc. (13) (2.1)

     10.19 Amendment No. 1 to Agreement dated as of June 28, 1996, among Metrol, the Metrol Shareholders, Protection One Alarm Monitoring, Inc. and Protection One, Inc. (13) (2.2)

     10.20 Escrow Agreement dated May 31, 1996, among Metrol, the Metrol Shareholders, Protection One Alarm Monitoring, Inc., Protection One, Inc. and First National Bank of Denver, N.A. as the Escrow Agent. (14) (2.3)

     10.21 Registration Rights Agreement dated as of June 28, 1996, among Protection One, Inc. and the Metrol Shareholders. (14) (99.1)

     10.22 Stock Option Agreement dated as of July 30, 1997, between Western Resources and Protection One, Inc. (1) (10.1)

     10.23 Option and Voting Agreement dated as of July 30, 1997, between Western Resources and Protection One, Inc. (1) (10.2)

     10.24 Promissory Note dated as of March 2, 1998, between Westar Capital, Inc, and Protection One, Inc. (15) (99.1)

     10.25* Indemnification and Contribution Agreement dated as of September 30,
          1998 between Protection One Alarm Monitoring, Inc., Protection One, Inc. and Western Resources, Inc.

     12.1 Statement Re Computation of Ratio of Earnings to Fixed Charges. (16) (12.1)

     13.1 Annual Report on Form 10-K for the year ended December 31, 1997. (17)

     13.2 Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
          (18)

     16.1 Letter from Coopers & Lybrand to the Securities and Exchange Commission re: Change in Certifying Accountant. (19) (16)

     23.1* Consent of Arthur Andersen LLP.

     23.2* Consent of Mitchell, Silberberg & Knupp (included in Exhibit 5.1)

     24.1* Powers of Attorney (included on signature page).

     25.1 Statement on Form T-1, of the Eligibility of State Street Bank and Trust Company, as Trustee under the Indenture relating to 13 5/8% Senior Subordinated Discount Notes due 2005. (4) (25.1)

-----------------

* Filed herewith

(1) This exhibit is incorporated by reference from the Current Report on Form 8-K filed by Protection One, Inc. and certain of its subsidiaries reporting an event dated July 30, 1997, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.

(2) This exhibit is incorporated by reference from the Current Report on Form 8-K filed by Protection One, Inc. and certain of its subsidiaries reporting an event dated October 2, 1997, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(3) This exhibit is incorporated by reference from the Current Report on Form 8-K filed by Protection Once, Inc. and certain of its subsidiaries reporting an event dated November 24, 1997, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(4) This exhibit is incorporated by reference from the current report Registration Statement on Form S-4 (File No. 33-94684 originally filed by Protection One, Inc. and certain of its subsidiaries on July 18, 1995, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(5) This exhibit is incorporated by reference from the Annual Report on Form 10-K for the year ended September 30, 1996, filed by Protection One, Inc. and certain of its subsidiaries, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(6) This exhibit is incorporated by reference from the Registration Statement on Form S-3 (File No.333-09401) originally filed by Protection One, Inc. on August 1, 1996, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(7) This exhibit is incorporated by reference from the Current Report on Form 8-K filed by Protection Once, Inc. and certain of its subsidiaries reporting an event dated September 20, 1996, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(8) This exhibit is incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, filed by Protection One, Inc. and certain of its subsidiaries, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(9) This exhibit is incorporated by reference from the Registration Statement on Form S-1 (File No. 33-81292) originally filed by Protection One, Inc. on July 8, 1994, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(10) This exhibit is incorporated by reference from the current report Registration Statement on Form S-4 (File No. 33-73002 originally filed by Protection One, Inc. and certain of its subsidiaries on December 15, 1993, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(11) This exhibit is incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, filed by Protection One, Inc., in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(12) This exhibit is incorporated by reference from the Registration Statement on Form S-3 (File No. 33-5849) originally filed by Protection One, Inc. on June 12, 1996, in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(13) This exhibit is incorporated by reference from Protection One, Inc. Proxy Statement dated November 7, 1997.
(14) This exhibit is incorporated by reference from the Current Report on Form 8-K reporting an event dated June 7, 1996, filed by Protection One, Inc., in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(15) This exhibit is incorporated by reference from the Current Report on Form 8-K reporting an event dated March 15, 1998, filed by Protection One, Inc., in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.
(16) This exhibit is incorporated by reference from Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-50383) filed by Protection One, Inc. and Protection One Alarm Monitoring, Inc. on May 5, 1998 in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.

(17) This exhibit is incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 1997, filed by Protection One, Inc. and Protection One Alarm monitoring, Inc. on March 30, 1998.
(18) This exhibit is incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed by Protection One, Inc. and Protection One Alarm Monitoring, Inc. on August 3, 1998.
(19) This exhibit is incorporated by reference from the Current Report on Form 8-K reporting an event dated February 5, 1998, filed by Protection One, Inc., in which such exhibit had the number in parentheses immediately after the description of such exhibit herein.


Item 17.  Undertakings.

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1) (ii) do not apply if this Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of the Registrants pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrants of expenses incurred or paid by a director or officer of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement, to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Culver City, California, on September 29, 1998.


                                  PROTECTION ONE, INC.
                                  PROTECTION ONE ALARM MONITORING, INC.



                                  By: /S/ John W. Hesse
                                      ------------------------------------
                                      John W. Hesse
                                      Executive Vice President and
                                      Chief Financial Officer


     Know all those by these presents, that each person whose signature appears below constitutes and appoints each of James M. Mackenzie, Jr. and John W. Hesse, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full Power of Substitution and Resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-2 of Protection One, Inc. and Protection One Alarm Monitoring, Inc. under the Securities Act of 1933, as amended, including, without limitation the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. or on behalf of the undersigned as a director or officer of Protection One, Inc. or Protection One Alarm Monitoring, Inc., and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS, IN THE CAPACITIES AND ON THE DATES INDICATED.


Signature                                    Title                                       Date
---------                                    -----                                       ----

                                             President, Chief Executive Officer and      September 28, 1998
/s/ James M. Mackenzie, Jr.                  Director (Principal Executive Officer)
---------------------------------
James M. Mackenzie, Jr.



                                             Executive Vice President, Chief Financial   September 28, 1998
/s/ John W. Hesse                            Officer and Secretary (Principal Financial
---------------------------------            and Accounting Officer)
John W. Hesse

/s/ Peter C. Brown                           Director                                    September 28, 1998
---------------------------------
Peter C. Brown

/s/ Robert M. Chefitz                        Director                                    September 28, 1998
---------------------------------
Robert M. Chefitz

/s/ Howard A. Christensen                    Director                                    September 24, 1998
---------------------------------
Howard A. Christensen

/s/ Ben M. Enis                              Director                                    September 28, 1998
---------------------------------
Ben M. Enis

/s/ Joseph J. Gardner                        Director                                    September 28, 1998
---------------------------------
Joseph J. Gardner

/s/ William J. Gremp                         Director                                    September 28, 1998
---------------------------------
William J. Gremp


/s/ Steven L. Kitchen                        Director                                    September 30, 1998
---------------------------------
Steven L. Kitchen


/s/ Carl M. Koupal, Jr.                      Director                                    September 30, 1998
---------------------------------
Carl M. Koupal, Jr.

/s/ John C. Nettels, Jr.                     Director                                    September 28, 1998
---------------------------------
John C. Nettels, Jr.

/s/ Jane Dresner Sadaka                      Director                                    September 28, 1998
---------------------------------
Jane Dresner Sadaka


/s/ James Q. Wilson                          Director                                    September 28, 1998
---------------------------------
James Q. Wilson
